UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45779L 107	Page 2 of 6

1	NAME OF REPORTING PERSON Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 703,142
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 503,142
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,142*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Does not include 4,983,557 units of membership interest in the Operating Company (as defined below) owned by the reporting person which are redeemable after December 31, 2013 for, at the Issuer’s option, either cash or shares of the Issuer’s common stock.

This Amendment No. 1 to Schedule 13D is filed to amend Items 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

On January 15, 2013, Daniel G. Cohen was awarded 200,000 restricted shares (the “Restricted Shares”) of common stock of Institutional Financial Markets, Inc. (the “Issuer”), par value $0.001 per share (“Common Stock”), under the Issuer’s Amended and Restated 2010 Long-Term Incentive Plan (the “2010 Plan”). The grant date fair value per share for the Restricted Shares was $1.33. The restrictions on the Restricted Shares expire with respect to 100,000 of the Restricted Shares on December 31, 2013 and with respect to the remaining 100,000 of the Restricted Shares on December 31, 2014, in each case, so long as Mr. Cohen is then employed by the Issuer or any of its subsidiaries.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On December 28, 2012, the Issuer entered into a Preferred Stock Exchange Agreement (the “Exchange Agreement”) with Mr. Cohen and Cohen Bros. Financial, LLC (“Cohen Bros.”), a Delaware limited liability company of which Mr. Cohen is the sole member. Pursuant to the Exchange Agreement, Cohen Bros. exchanged 4,983,557 shares of Series B Voting Non-Convertible Preferred Stock of the Issuer (the “Series B Preferred Stock”), representing all of the issued and outstanding Series B Preferred Stock, for 4,983,557 newly issued shares of Series D Voting Non-Convertible Preferred Stock of the Issuer (collectively, the “Series D Preferred Stock”).

The Exchange Agreement is incorporated herein as Exhibit 1, and the description of the Exchange Agreement contained herein is qualified in its entirety by reference to such Exhibit 1.

The Series D Preferred Stock do not have any economic rights, but each share of the Series D Preferred is entitled to one vote and votes together on all matters with the Common Stock. The shares of Series D Preferred Stock will be automatically redeemed by the Issuer for the par value of the Series D Preferred Stock on December 31, 2013. Pursuant to the Exchange Agreement, the Series B Preferred Stock was cancelled. The Series B Preferred Stock and the Series D Preferred Stock have substantially identical rights, preferences, privileges and restrictions except that the mandatory redemption by the Issuer of the Series D Preferred Stock will occur on December 31, 2013 rather than the mandatory redemption by the Issuer of the Series B Preferred Stock on December 31, 2012.

In connection with the Issuer’s entering into the Exchange Agreement, the Institutional Financial Markets, Inc. Articles Supplementary Series D Voting Non-Convertible Preferred Stock (the “Series D Articles Supplementary”) were filed with the Secretary of State of the State of Maryland and became effective on December 28, 2012.

Pursuant to the Exchange Agreement, Cohen Bros. and Mr. Cohen both agreed to exercise the Redemption Right (as defined below) no earlier than December 31, 2013, the same date as the mandatory redemption of the Series D Preferred Stock.

The articles supplementary setting forth the terms of the Series B Preferred Stock and the Series D Articles Supplementary are incorporated herein as Exhibit 2 and Exhibit 3, respectively, and the descriptions of the Series B Preferred Stock and the Series D Preferred Stock contained herein are qualified in their entirety by reference to such Exhibit 2 and Exhibit 3, respectively.

On September 24, 2012, the Issuer repurchased (the “Repurchase”) from the Operating LLC an aggregate of 50,400 shares of Common Stock. Prior to the Repurchase, Mr. Cohen, as a member of the Board of Managers of the Operating LLC, was deemed to share voting and dispositive power over such 50,400 shares of Common Stock with the other members of the Board of Managers of the Operating LLC.

Mr. Cohen and IFMI, LLC (formerly Cohen Brothers, LLC), a Delaware limited liability company and a majority owned subsidiary of the Issuer (the “Operating LLC”), are parties to the Equity Plan Funding Agreement, dated August 20, 2009, whereby Mr. Cohen is required to transfer to: (a) the Operating LLC the number of membership units in the Operating LLC equal to the number of membership units in the Operating LLC to be issued by the Operating LLC to the participants in the Operating LLC 2009 Equity Award Plan (the “2009 Equity Award Plan”) in connection with the vesting of a restricted unit of the Operating LLC issued under the 2009 Equity Award Plan, or (b) the Issuer the number of shares of Common Stock equal to the number of membership units in the Operating LLC to be issued by the Operating LLC to the participants in the 2009 Equity Award Plan in connection with the vesting of a restricted unit of the Operating LLC. On December 26, 2012, Mr. Cohen transferred (the “Equity Funding Transfer”) 116,595 restricted shares of Common Stock to the Issuer in order to satisfy certain of Mr. Cohen’s obligations under the Equity Plan Funding Agreement.

On December 31, 2012, 99,074 shares of Common Stock were withheld (the “Tax Withholding”) by the Issuer to fund certain tax liabilities incurred by Mr. Cohen in connection with the vesting, on December 31, 2012, of 360,000 restricted shares of Common Stock granted to Mr. Cohen under the 2010 Plan.

The Equity Plan Funding Agreement is incorporated herein as Exhibit 4, and the description of the Equity Plan Funding Agreement contained herein is qualified in its entirety by reference to such Exhibit 4.

The information in Item 3 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on 11,787,551 shares of Common Stock outstanding as of December 31, 2012, as provided by the Issuer to Mr. Cohen for purposes of this statement.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
Daniel G. Cohen	703,142	(1)	503,142	—	703,142	(1)(2)	6.0%

(1)	Includes 200,000 Restricted Shares awarded to Mr. Cohen under the 2010 Plan. The restrictions expire with respect to 100,000 of the Restricted shares on December 31, 2013 and with respect to the remaining 100,000 of the Restricted Shares on December 31, 2014, in each case, so long as Mr. Cohen is then employed by the Issuer or any of its subsidiaries. Includes 3,250 shares of Common Stock which are pledged by Mr. Cohen as security.
(2)	Does not include 4,983,557 units of membership interest in the Operating Company owned by Mr. Cohen which are redeemable after December 31, 2013 for, at the Issuer’s option, either cash or shares of the Common Stock.

(c) Except as set forth in Item 4 above, there have been no transactions by Mr. Cohen in shares of Common Stock during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby supplemented as follows:

The Operating LLC is a majority owned subsidiary of the Issuer. Mr. Cohen, through Cohen Bros., owns 4,983,556 membership units in the Operating LLC (the “DGC Units”). In accordance with the Operating LLC Amended and Restated Limited Liability Company Agreement, as amended (the “Operating Agreement”), Mr. Cohen has the right (the “Redemption Right”), after December 31, 2012, to require that the Operating LLC redeem all or a portion of the DGC Units in exchange for cash, provided that the Issuer may, in its sole discretion, deliver shares of Common Stock to satisfy the Operating LLC’s redemption obligation. As described in Item 4, Cohen Bros. and Mr. Cohen have agreed to exercise the Redemption Right no earlier than December 31, 2013.

The exchange ratio applicable to the Redemption Right is currently one-to-one, but is subject to change upon the occurrence of: (a) the issuance of additional shares of Common Stock as a dividend or other distribution on outstanding shares of Common Stock, (b) a subdivision of outstanding shares of Common Stock into a greater number of shares of Common Stock, or (c) a combination of outstanding shares of Common Stock into a smaller number of shares of Common Stock.

The amount of cash Mr. Cohen will be entitled to receive in connection with a cash redemption of the DGC Units will be equal to: (a) the number of DGC Units tendered for redemption by Mr. Cohen, multiplied by (b) the exchange ratio, multiplied by (c) the value of a share of Common Stock at the time of redemption. The number of shares of Common Stock that Mr. Cohen may, in the Issuer’s sole discretion, receive in lieu of cash in connection with a redemption will equal: (a) the number of DGC Units tendered for redemption by Mr. Cohen, multiplied by (b) the exchange ratio.

The Operating Agreement is incorporated herein as Exhibit 5, and the description of the Operating Agreement contained herein is qualified in its entirety by reference to such Exhibit 5.

The information in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Preferred Stock Exchange Agreement, by and among Institutional Financial Markets, Inc., Daniel G. Cohen, and Cohen Bros. Financial, LLC, dated December 28, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 31, 2012).

2	Alesco Financial Inc. Articles Supplementary Series B Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2009).

3	Institutional Financial Markets, Inc. Series D Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 31, 2012).

4	Equity Plan Funding Agreement, by and between Daniel G. Cohen and IFMI, LLC, dated August 20, 2009 (incorporated by reference to Exhibit 10.28 to the Issuer’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 20, 2009).

5	IFMI, LLC Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2009); as amended by Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of IFMI, LLC, dated June 20, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2011).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2013

/s/ Daniel G. Cohen
Daniel G. Cohen